July 15, 2014

Mr. Jeff Long

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

RE:	ACP Strategic Opportunities Fund, LLC, N-CSR
ACP Funds Trust, N-CSR and N-Q Filing

Please reference:
The ACP Strategic Opportunities Fund II, LLC	CIK: 0001166203
The ACP Funds Trust	CIK: 1205686

The File/Film numbers of the filings that are subject of the request:
The ACP Strategic Opportunities Fund II, LLC	N-CSR 811-21031 / 14668410	Filed 3/5/2014

The ACP Funds Trust	N-CSR 811-21324 / 14669119	Filed 3/5/2014
	N-Q 811-21324 / 14781655	Filed 4/24/2014

Dear Mr. Long:

In a telephone conversation with Stephanie Davis occurring on Thursday, July 12, 2014 you provided suggested revisions with respect to the 2014 N-CSR Edgar Filing (hereinafter, the “Filings”) for the ACP Strategic Opportunities Fund, LLC (hereinafter, the “Master Fund”) and the ACP Funds Trust’s (hereinafter, the “Funds Trust”) N-CSR and N-Q Edgar Filings Your requests (numbered for convenience) are followed by the response of Ascendant Capital Partners, the Funds’ sub-investment manager and sponsor (hereinafter, “ACP”) are as follows:

1.	Reference was made in the Master Fund’s original Private Placement Memorandum (PPM) dated February 1, 2002 and filed on EDGAR on February 13, 2002 stating that if the rolling 12 month performance of the Master Fund was above 25%, the management fee would adjust upward 0.50% from 1.50% to 2.00%.

Response: This 0.50% upward fee adjustment for a greater than 25% net return was removed from the Master Fund’s PPM in 2008. A POS AMI was filed on April 30, 2008 on EDGAR listing this new fee table along with the revised PPM dated April 23, 2008.

2.	Reference was made in the ACP Funds Trust original Private Placement Memorandum (PPM) dated April 1, 2003 and filed on EDGAR on March 21, 2003 stating that if the rolling 12 month performance of the ACP Institutional Series Strategic Opportunities Fund was above 25%, the management fee would adjust upward 0.50% from 1.50% to 2.00%.

Response: This 0.50% upward fee adjustment for a greater than 25% net return was removed from the ACP Institutional Series Strategic PPM in 2008. A POS AMI was filed on April 28, 2008 on EDGAR listing this new fee table along with the revised PPM dated April 23, 2008.

3.	In the ACP Funds Trust Form N-Q filings going forward, the Feeder Fund needs to include a list of the Master Fund’s holdings.

Response: Starting with the ACP Funds Trust 3rd Quarter 2014 N-Q filing, the Feeder Fund will now include a listing of the holdings of the Master Fund under Item 1.

4.	In the ACP Funds Trust Form N-CSR filings, going forward, the Feeder Fund needs to include detailed information on the Fund’s Dividend Reinvestment plan due to rule 8b-16 stating if the company offers a dividend reinvestment plan to shareholders, information about the plan required to be disclosed in the company's prospectus by Item 10.1.e of Form N-2.

Response: Starting with the ACP Funds Trust semi-annual report for period ending June 30, 2014, the Feeder Fund will now include detailed information on the Fund’s Dividend Reinvestment Plan

Please note that in responding to the above-referenced comments:

•    ACP is responsible for the adequacy and accuracy of the disclosure in the filings;

•    staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•    ACP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also understand that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in its review of our filing or in response to your comments on our filing.

Very truly yours,

Gary Shugrue
Senior Portfolio Manager
Barlow Partners Inc., ACP FUNDS